21-NOV-2005 18:23 FROM

Fax

RECEIVED

2005 NOV 23 P 6:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	21 November 2005
Pages:	4		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

SUPPL

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

[redacted]

05012837

Ruth Pavey
Company Secretarial Assistant

PROCESSED
NOV 29 2005

dlw 11/29

LIBERTY
INTERNATIONAL

November 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons" Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

Following the exercise of options by certain employees including a PDMR the Company has been advised of the following:

A. EXERCISE OF OPTIONS BY A PDMR

Ms Susan Folger, Company Secretary of Liberty International PLC, exercised options on 16 November 2005 over 5,000 ordinary shares in Liberty International at an option price of 512p per share. The shares were then sold at a price of 985.2937p per share. Ms Folger's current holding in Liberty International PLC stands at 791 shares.

B. INTERESTS OF THE ESOP

The shares required for option exercises by the PDMR mentioned above and other employees, were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**

File No. 82-34722

7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **LI SHARE PLAN (JERSEY) LIMITED**	8.	State the nature of the transaction **TRANSFER ON EXERCISE OF OPTIONS TO EMPLOYEES**
9.	Number *of shares,* debentures or financial instruments relating to *shares* Transferred **a) 57,500** **b) 25,000** **c) 5,000** **Total 87,500**	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) **a) 0.0179%** **b) 0.0078%** **c) 0.0016%**
11.	Price per *share* or value of transaction **a)512p** **b)545p** **c)565p**	12.	Date and place of transaction **16 NOVEMBER 2005**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **2,399,240 (0.746%)**	14.	Date issuer informed of transaction **21 NOVEMBER 2005**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY** **020 7960 1236**
Name and signature of duly authorised officer of *issuer* responsible for making notification **RUTH PAVEY**			
Date of notification **21 NOVEMBER 2005**			